The Real Brokerage Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 and 2019 (In thousands of U.S. dollars and in thousands per unit amounts)

Corporate Profile

Real is technology-powered real estate brokerage firm, established in 2014 by a group of real estate professionals, technologies and venture capitalists that understood the limitations of the brokerage-agent relationship. By marrying industry-leading technology with an agent-centric approach, Real is finding ways to make agents’ lives better through:

– Creating financial opportunities for agents;

– App-based brokerage services;

– Best in-class support;

– Website and applications with listing search features;

– Paperless transaction management;

– Comparative market analysis tools; and

– A collaborative online community.

AGENTS WANT SOMETHING BETTER

Agents are increasingly tech savvy and mobile. They want more ownership over their careers. The traditional brokerage model is being replaced with a tech-forward model offering agents better service at lower cost and 'skin in the game'.

The Real Brokerage Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 and 2019 (In thousands of U.S. dollars and in thousands per unit amounts)

The Real Brokerage Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 and 2019 (In thousands of U.S. dollars and in thousands per unit amounts)

The Real Brokerage Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 and 2019 (In thousands of U.S. dollars and in thousands per unit amounts)

Introduction

This Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess the results of operations and financial condition of Real Technology Broker Limited. for the period ended June 30, 2020 and 2019. This MD&A is dated August 26, 2020 and should be read in conjunction with the unaudited interim condensed financial statements and related notes for the period ended June 30, 2020 and 2019 (“Financial Statements”). Unless the context indicates otherwise, references to “Real”, “the Company”, “we”, “us” and “our” in this MD&A refer to Real Technology Broker Limited and its operations.

Forward-looking information

Certain information included in this MD&A contains forward-looking information within the meaning of applicable Canadian securities laws. This information includes, but is not limited to, statements made in Business Overview and Strategy, Results from Operations, Debt Profile and other statements concerning Real’s objectives, its strategies to achieve those objectives, as well as statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking information generally can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “would”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plan”, “continue”, or similar expressions suggesting future outcomes or events or the negative thereof. Such forward-looking information reflects management’s beliefs and is based on information currently available. All forward-looking information in this MD&A is qualified by the following cautionary statements.

Forward looking information necessarily involves known and unknown risks and uncertainties, which may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, assumptions may not be correct and objectives, strategic goals and priorities may not be achieved. A variety of factors, many of which are beyond Real’s control, affect the operations, performance and results of the Company and its subsidiaries, and could call actual results to differ materially from current expectations of estimated or anticipated events or results.

Although Real believes that the expectations reflected in such forward-looking information are reasonable and represent the Company’s projections, expectations and beliefs at this time, such information involves known and unknown risks and uncertainties which may cause the Company’s actual performance and results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking information. Important factors that could cause actual results to differ materially include but are not limited to: Business Overview, Results from Operations, Liquidity and Capital Resources, Capital Structure and Stock Option Plan. See Risks and Uncertainties for further information. The reader is cautioned to consider these factors, uncertainties, and potential events carefully and not to put undue reliance on forward-looking information, as there can be no assurance that actual results will be consistent with such forward-looking information.

The forward-looking information included in this MD&A is made as of the date of this MD&A and should not be relied upon as representing Real’s views as of any date subsequent to the date of this MD&A. Management undertakes no obligation, except as required by applicable law, to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Business overview and strategy

Real is a growing multistate technology powered real estate brokerage. We focus our operations on development of technology that helps real estate agents perform better as well as building a scalable, efficient brokerage operation that is not dependent on a cost-heavy brick and mortar presence in the markets that we operate in.

The Real Brokerage Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 and 2019 (In thousands of U.S. dollars and in thousands per unit amounts)

Business overview and strategy (cont’d)

As a licensed real estate brokerage, our revenue is generated, primarily, by processing real estate transactions which entitle us to commissions. We pay a portion of our commission revenue to our agents and brokers.

Our strength is our ability to offer real estate agents a higher value, at a lower cost, compared to other brokerages, while operating efficiently and scaling quickly.

Recent developments

Qualifying transaction

On June 5, 2020, Real completed its transaction with ADL Ventures Inc. (“ADL”), a capital pool company, incorporated under the Business Corporations Act (British Columbia), which constitutes the Company’s “Qualifying Transaction” under Policy 2.4 – Capital Pool Companies of the TSX-V.

On March 5, 2020, Real and ADL entered into a securities exchange agreement (the “Securities Exchange Agreement”) pursuant to which ADL would acquire all the issued and outstanding securities of Real as part of the Qualifying Transaction. The Securities Exchange Agreement provided for the acquisition of all the issued and outstanding common shares, warrants and options of Real by the Company in exchange for common shares and options of ADL. As a result of the Qualifying Transaction, ADL became the sole beneficial owner of all the outstanding securities of Real.

Private placements

Concurrent with the Qualifying Transaction, Real raised $1,588 by way of a private placement of subscription receipts (the “Private Placement”). Each subscription receipt was exercisable into one common share, automatically, and upon completion of the Qualifying Transaction. The common shares issued pursuant to the Private Placement are subject to a six-month regulatory hold period from the date of closing the Private placement, comprised of a four-month regulatory hold plus a two-month hold period based on contractual lock-up commitments of the subscribers.

Subsequent to period end, on August 12, 2020, Real closed a non-brokered private placement of 1,900 common shares at a price of $0.35 per common share for aggregate gross proceeds of $665 CAD less customary expenses. The Company intends to use the proceeds for sales, marketing, and general working capital purposes. All common shares issued in the non-brokered private placement will be subject to a four-month hold period and a six-month contractual lock-up. The non-brokered private placement is subject to final acceptance by the TSX-V (see Subsequent Events).

Agent equity program

During the 2018 fiscal year, we launched our Agent Equity Program, incentivizing our agents for their contribution in Real’s growth. Agents were compensated with stock options for closing transactions, referring other agents to the Company, and reaching their sales caps. In March of 2020, we terminated the Agent Equity Program in anticipation of completing our listing on the TSX-V.

We perceive equity contributions to agents, teams and brokers as a major attraction and retention tool and will be working to introduce a new equity offering to our agents during 2020, focusing on attracting and retaining productive agents, teams and brokers.

The Real Brokerage Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 and 2019 (In thousands of U.S. dollars and in thousands per unit amounts)

Business overview and strategy (cont’d)

Recent developments (cont’d)

Revenue-share model

As the vast majority or real estate agents are independent contractors, we believe that it is our responsibility to create multiple revenue sources and improve financial opportunities for agents. Our attractive commission split coupled with the equity incentives for agents provide great opportunities. We are now offering agents the opportunity to earn revenue-share, paid out of Real’s portion of commissions, for new agents that they personally refer to Real. The program was recently launched and is being carefully rolled out. A successful implementation will have a major positive impact on our agent count and revenue growth.

Focus on teams

Real estate teams operate as “brokerages inside a brokerage”. A team is typically formed by a high producing agent who attracts other agents to work with them and enjoy the lead flow and mentoring provided by the team leader. To attract teams, we introduced a team offering in 2018, consisting of a dedicated comprehensive customer relationship management and very favorable commission splits and caps to team leaders and members.

On June 24, Real welcomed Peter Nobel and Erinn Nobel to the company's leadership team as Chief Strategy Officer and Chief Culture Officer, respectively, with the goal of accelerating long term growth.

Path to profitability

We continue to analyze and monitor our spend and operational expenses, developing internal tools and processes for more efficient transaction processing and support, focused our geographic footprint, terminated the affiliation of non-producing agents who had been with us for a long period and closely monitored our return-on- investment in various marketing channels.

Emphasizing regional growth

After years of focusing our marketing efforts primarily on online advertising, we decided, in 2019, to experiment with “boots on the ground” recruiting and hired experienced and well-networked brokers as Regional Growth Leaders (“RGLs”) in two markets. The thesis was that having a local person representing the company would provide a higher level of comfort for agents and teams interested in joining Real. We are still monitoring the impact of the RGLs on our overall growth and the cost effectiveness of such marketing activity.

Tracking agent satisfaction

Agents’ satisfaction is top-of-mind for Real and we use the Net Promoter Score® (“NPS”) surveys for measurement and tracking. NPS is a measure of customer satisfaction and is measured on a scale between (100) and 100. An NPS above 50 is considered excellent. The question we ask is "On a scale of zero to ten, how likely are you to recommend Real as a potential brokerage firm to other agents?". Our most recent NPS is 67.7, a strong indication to a very high level of satisfaction amongst our agents. We believe that NPS surveys help in ensuring we are delivering on the most important services and value to our agents. A high level of satisfaction contributes to the brand and organic growth of Real.

The Real Brokerage Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 and 2019 (In thousands of U.S. dollars and in thousands per unit amounts)

Business overview and strategy (cont’d)

Recent developments (cont’d)

Artificial intelligence

During 2019, we launched “Flo”, our AI support-focused bot. As a first step, Flo monitors support tickets arriving from our agents and directs the ticket to the relevant person within Real, based on historic data and understanding of who would be best to handle that specific case. We continue to develop Flo with the aim that it would be able to directly reply and handle a large percentage of our support tickets, based on historic support conversations data accumulated since founding Real.

Investing in commercial growth

The commercial real estate brokerage segment is dominated by large, often international, players. Agents working with such brand names are typically tied to their brokerage by long-term contractual obligations and specific clauses, preventing them from approaching the brokerage’s clients should they elect to switch to a different brokerage. We identified a segment of agents, focused on tenant representation (mainly companies looking to rent office spaces) who work with their own clientele and wish to work more independently. They are often reluctant to join the leading commercial brokerages and take on the various restrictions imposed by them.

Real Broker Commercial, LLC is our commercial-focused entity, offering commercial agents the freedom and flexibility to conduct their business the way they want to and to enjoy our multistate platform and favorable commission splits. It was established in partnership with Robert Kulik, one of our agents, who closed one of Manhattan’s most-notable office lease deals during 2019, resulting in $2,637 of revenue for Real.

Objectives

Real seeks to become one of US’ leading real estate brokerages. Using our proprietary technology, we look to provide agents with all the tools they need in order to manage and market their business and succeed. Real plans to accomplish this through: (i) proprietary integration of technology and tools focused on facilitating and improving tasks performed by agents. (ii) the offering of attractive business terms to agents and creation of multiple potential revenue streams for agents (iii) providing excellent support and service to our agents (iv) the creation of a nationwide collaborative community of agents. Leveraging the engagement of real estate agents and home buyers and sellers, Real will seek to generate revenue through a variety of different channels.

The Real Brokerage Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 and 2019 (In thousands of U.S. dollars and in thousands per unit amounts)

Presentation of financial information and non-IFRS measures

Presentation of financial information

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on Real’s Financial Statements for the period ended June 30, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the IFRS Interpretations Committee (“IFIRC”). Unless otherwise specified, amounts are in Canadian dollars and percentage changes are calculated using whole numbers.

Non-IFRS measures

In addition to the reported IFRS measures, industry practice is to evaluate entities giving consideration to certain non- IFRS performance measures, such as earnings before interest, taxes, depreciation and amortization (“EBITDA”) or adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”).

Management believes that these measures are helpful to investors because they are measures that the Company uses to measure performance relative to other entities. In addition to IFRS results, these measures are also used internally to measure the operating performance of the Company.

These measures are not in accordance with IFRS and have no standardized definitions, and as such, our computations of these non-IFRS measures may not be comparable to measures by other reporting issuers. In addition, Real’s method of calculating non-IFRS measures may differ from other reporting issuers, and accordingly, may not be comparable.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

EBITDA is used as an alternative to net income because it includes major non-cash items such as interest, taxes and amortization, which management considers non-operating in nature. A reconciliation of EBITDA to IFRS net income is presented under the section Results from Operations of this MD&A.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)

Adjusted EBITDA is used as an alternative to net income because it excludes major non-cash items such as amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature. A reconciliation of adjusted EBITDA to IFRS net income is presented under section Results from Operations of this MD&A.

The Real Brokerage Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 and 2019 (In thousands of U.S. dollars and in thousands per unit amounts)

Results from operations

Select annual information

For the period ended June 30,		2020	2019
Operating results
Loss before tax		(1,853)	(867)
Net loss and comprehensive loss		(1,853)	(867)
Per share basis
Basic and diluted loss per share		(0.014)	(0.021)

		June 30,	December 31,
As at	Note	2020	2019
Total assets		2,170	408
Total debt	(ii)	1,446	598
Debt to total assets	(i) (iii)	67%	147%
EBITDA	(i) (iv)	(1,787)	(783)
Adjusted EBITDA	(i) (iv)	(1,131)	(539)

(i) Represents a non-IFRS measure. Real's method for calculating non-IFRS measures may differ from other reporting issuers' methods and accordingly may not be comparable. For definitions and basis of presentation of Real's non-IFRS measures, refer to the non-IFRS measures section of this MD&A.

(ii) Total debt is defined as accounts payable and other financial liabilities, less preferred equity.

(iii) Debt to total assets is a non-IFRS measure and is calculated as total debt divided by total assets.

(iv) EBITDA and Adjusted EBITDA is calculated on a trailing twelve month basis. Refer to non-IFRS measures section of this MD&A for further details.

For the period ended June 30, 2020, total revenues amounted to $5,530 compared to $8,261 for the period ended June 30, 2019. The decrease in revenues attributable to a one-time commercial lease sale of $2,636 closed in Q1 2019 as well as the impact of COVID-19 on the national real estate market. We are continuing to increase our investment in productive agents on our platform which will continue to translate into a larger transaction volume closed by our agents.

The Real Brokerage Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 and 2019 (In thousands of U.S. dollars and in thousands per unit amounts)

Results from operations (cont’d)

A further breakdown in revenues generated during the year is included below:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Major service lines
Commissions	2,550	3,396	5,467	8,158
Subscriptions	10	16	23	34
Other	34	54	40	69
Total revenue	2,594	3,466	5,530	8,261
Timing of revenue recognition
Products transferred at a point in time	2,550	3,396	5,467	8,158
Services transferred over time	10	16	23	34
Revenue from contracts with customers	2,560	3,412	5,490	8,192
Other revenue	34	54	40	69
Total revenue	2,594	3,466	5,530	8,261

A further breakdown in expenses during the year is included below:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Commissions to agents	2,313	2,877	4,865	7,310
General and administrative	68	46	340	324
Consultancy	230	379	571	509
Advertising	209	146	361	252
Salaries and benefits	185	159	312	342
Depreciation	22	80	49	81
Dues and subscriptions	2	43	22	87
Travel	10	33	36	125
Occupancy costs	14	59	8	95
Total cost of sales, selling expenses, administrative and research and development expenses	3,053	3,822	6,564	9,125

We believe that growth can and should be balanced with profits and therefore plan and monitor our spend responsibly to ensure we decrease our loss and work towards being EBITDA positive. Our loss as a percentage of total revenue was 34% for the period ended June 30, 2020 and 10% for the period ended June 30, 2019. This was primarily due to an increase in administrative expenses as a result of our go-public transaction.

For the six month period ended June 30,	2020	2019
Revenues	5,530	8,261
Commissions to agents	4,865	7,310
Commissions to agents as a percentage of revenues	88%	88%

The Real Brokerage Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 and 2019 (In thousands of U.S. dollars and in thousands per unit amounts)

Results from operations (cont’d)

The commissions paid to agents for the six months June 30, 2020 was $4,865 in comparison to $7,310 for the six months June 30, 2019. The significant decrease is a result of a one-time commercial lease in the prior period. We typically pay our agents on average 85-90% of the gross commission earned on every real estate transaction and, as the total revenue increases, the total commission to agents’ expense increases accordingly.

Our general and administrative costs for the six months June 30, 2020 was $340 in comparison to $324 for the six months June 30, 2019. The increase general and administrative expenses were generally in line with the prior period.

Our consultancy expenses for the six months June 30, 2020 was $571 in comparison to $509 for the six months June 30, 2019. The increase in consultancy expenses was primarily due to legal and professional fees in connection with our year end compliance requirements.

Our advertising costs increased for the six months June 30, 2020 was $361 compared to $252 for the six months June 30, 2019 due to our efforts to attract agents. We track the performance of each of these channels and constantly optimize spending. We advertise on multiple online platforms and websites such as Google Adwords, Facebook and Indeed.

We finished June 30, 2020 with 12 full time employees which was a decrease from the employee headcount during June 30, 2019. The decrease was mainly attributed to automation implemented and software that replaced manual work.

We are charging a small portion of our agents a monthly subscription of $40 or $100 because of a pilot we did in the summer of 2017. The intention was to explore how charging a monthly fee would affect the type of agents joining us which resulted in the conclusion that introducing a mandatory monthly fee negatively affects agents recruiting and revenue in general. In addition, some agents pay us a monthly subscription for using value-added software tools such as customer relationship management software.

Liquidity and capital resources

Liquidity and cash management

Our primary sources of liquidity are cash and cash flows from operations as well as cash raised from investors in exchange for issuance of shares. The Company expects to meet all of its obligations and other commitments as they become due. The Company has various financing sources to fund operations and will continue to fund working capital needs through these sources along with cash flows generated from operating activities.

At June 30, 2020, our cash totaled $1,748. Cash is comprised of financial instruments with an original maturity of 90 days or less from the date of purchase, primarily money market funds. We hold no marketable securities.

Financing activities

We believe that our existing balances of cash and cash flows expected to be generated from our operations will be sufficient to satisfy our operating requirements for at least the next eighteen months.

Our future capital requirements will depend on many factors, including our level of investment in technology, our rate of growth into new markets and our marketing efforts. Our capital requirements may be affected by factors which we cannot control such as the residential real estate market, interest rates, and other monetary and fiscal policy changes to the

The Real Brokerage Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 and 2019 (In thousands of U.S. dollars and in thousands per unit amounts)

Liquidity and capital resources (cont’d)

Financing activities (cont’d)

manner in which we currently operate. To support and achieve our future growth plans, however, we may need or seek advantageously to obtain additional funding through equity or debt financing. If we are unable to raise additional capital when desired, our business and results of operations would likely suffer.

The following table presents liquidity as a percentage of debt:

	June 30,	December 31,
As at,	2020	2019
Cash	1,748	53
Restricted cash	43	43
Other receivables	31	10
Liquidity	1,822	106
Loans and borrowings	172	-
Debt	172	-
Liquidity expressed as a percentage of debt	1059%	0%

The Company’s debt obligations can be funded by cash, restricted cash, other receivables and revenues from operations.

Contractual obligations

As at June 30, 2020 the Company had no guarantees, leases, off-balance sheet arrangements other than those noted in our results from operations. We have a lease for our offices in New York that expires on June 30, 2023. The monthly rent expenses for the lease for the period and ending on June 30, 2020 is $7 per month.

Capital management framework

Real defines capital as the aggregate of debt and equity. The Company’s capital management framework is designed to maintain a level of capital that funds the operations and business strategies and builds long-term shareholder value.

The Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. For 2020, Real expects to be able to satisfy all of its financing requirements through use of some or all of the following: cash on hand, cash generated by operations and through the public offerings of common equity (see Subsequent Events).

The Real Brokerage Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 and 2019 (In thousands of U.S. dollars and in thousands per unit amounts)

Other metrics

Earnings before interest, taxes, depreciation and amortization (“EBITDA”)

For the six month period ended June 30,	2020	2019
Net loss and comprehensive loss	(1,853)	(867)
Add (deduct):
– Taxes	-	-
– Interest	17	3
– Depreciation	49	81
EBITDA	(1,787)	(783)

Adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”)

For the six month period ended June 30,	2020	2019
Net loss and comprehensive loss	(1,853)	(867)
Add (deduct):
– Taxes	-	-
– Interest	17	3
– Depreciation	49	81
– Stock-based compensation	197	244
– Listing expenses	459	-
Adjusted EBITDA	(1,131)	(539)

Significant accounting policies and other explanatory information

The preparation of the Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures as of the date of the Company’s interim condensed consolidated financial statements. Actual results may differ from estimates under different assumptions and conditions.

Significant judgments include the timing of revenue recognition and consolidation adjustments. Our significant judgments have been reviewed and approved by the Audit Committee for completeness of disclosure on what management believes would be relevant and useful to investors in interpreting the amounts and disclosures in our interim condensed consolidated financial statements.

Changes in accounting policies

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”) – Definition of Material

In October 2018, the IASB issued amendments to IAS 1 and IAS 8 to align the definition of “material” across the standards and to clarify certain aspects of the definition. The new definition states that, “Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” These amendments are effective January 1, 2020. The amendments to the definition of material and have not had a significant impact on the Company’s Financial Statements.

The Real Brokerage Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 and 2019 (In thousands of U.S. dollars and in thousands per unit amounts)

Future changes in accounting policies

The Company monitors the potential changes proposed by the IASB and analyzes the effect that changes in the standards may have on the Company’s operations. Standards issued but not yet effective up to the date of issuance of the Financial Statements are described below. This description is of the standards and interpretations issued that the Company reasonably expects to be applicable at a future date. The Company intends to adopt these standards when they become effective.

IAS 1, Presentation of Financial Statements (“IAS 1”)

In January 2010, the IASB issued amendments to IAS 1, Presentation of Financial Statements to clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and is unaffected by expectations about whether or not an entity will exercise their right to defer settlement of a liability.

The amendments further clarify that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively.

The Company is currently evaluating the impact of these amendments on its Financial Statements and will apply the amendments from the effective date.

Disclosure controls and procedures and internal control over financial reporting

Disclosure controls and procedures

The CEO and CFO have designed or caused to design controls to provide reasonable assurance that: (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time frame specified in the securities legislation.

Based on the evaluations, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were adequate and effective.

Internal control over financial reporting

Real has established internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Interim Condensed Consolidated Financial Statements for external purposes in accordance with IFRS. Management, including the Company’s CEO and CFO, have determined that as at June 30, 2020 and 2019, the internal controls over financial reporting were effective.

Inherent limitations

It should be noted that in a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Given the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. These inherent limitations include, among other items: (i) that management’s assumptions and judgments could ultimately prove to be incorrect under varying conditions and circumstances; (ii) the impact of any undetected errors;

The Real Brokerage Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 and 2019 (In thousands of U.S. dollars and in thousands per unit amounts)

Disclosure controls and procedures and internal control over financial reporting (cont’d)

Inherent limitations (cont’d)

and (iii) controls may be circumvented by unauthorized acts of individuals, by collusion of two or more people, or by management override.

Key management compensation

The Company’s key management personnel are comprised of the Board of Directors and current members of the executive team, the Chief Executive Officer, the Chief Financial Officer and the Chief Marketing Officer. Key management personnel compensation for the period consistent of the following:

	June 30,	June 30,
	2020	2019
Salaries and benefits	233	218
Short-term employee benefits	6	1
Consultancy	29	10
Share-based payments	85	57
	353	286

Executive officers participate in the Company’s stock option program. Furthermore, real estate agents of the Company are entitled to participate in the stock option program if they meet certain eligibility criteria.

Market conditions and industry trends

General

Throughout the six-month period ended June 30, 2020, home buyers leveraged decreasing interest rates to purchase homes at an increased level. The consensus amongst economists is that interest rates will remain under 4% during 2020, which is likely to support an increasing demand from home buyers.

Our performance during the period was affected by the overall economic situation created by COVID-19 and the social distancing requirements that prevented many of our agents to serve their clients as they have done before. According to the National Association of Realtors (“NAR”), social distancing measures and overall COVID-19 impact is leading to fewer homebuyers, as well as listings being delayed. The economic uncertainty is adding caution to the market.

According to the NAR housing statistics, existing home sales fell 17.8% in April 2020 (compared to March 2020) and continued to decline by 9.7% in May 2020 (26.6% drop compared to May 2019). Conversely, in June 2020 existing home sales increased by a record 20.7%. The NAR reported that pending home sales had a record comeback in May 2020 of 44.3% which continued to increase another 16.6% in June 2020.

The impressive increase in pending home sales in June 2020 is encouraging as pending home sales are a forward- looking indicator of future home sales.

The Real Brokerage Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 and 2019 (In thousands of U.S. dollars and in thousands per unit amounts)

Market conditions and industry trends (cont’d)

Inventory

Low mortgage rates fueling increased demand have been causing inventory shortages in many markets, creating a challenging environment for home buyers. According to the NAR, inventory of existing homes for sale in the U.S. was $1,600 (preliminary) as of June 2020 compared to $1,900 at the end of June 2019. Subsequently, NAR indicated the need for new home construction due to the high demand of homes and the record-low inventory levels.

Mortgage rates

According to the NAR, mortgage rates on commitments for 30-year, conventional, fixed-rate mortgages averaged 3.2% for the second quarter of 2020, compared to 4.0% for the second quarter of 2019. Mortgage rates are expected to decrease further. Some lenders have increased their rates to account for the risk and overall financial uncertainty. Low mortgage rates are pushing buyers into the market as well as driving an increase in refinance applications.

Risks and uncertainties

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about as of the date of this MD&A, or that it currently deems immaterial, may also adversely affect the Company’s business. If any of the following risks actually occur, the Company’s business may be harmed, and its financial condition and the results of operation may suffer significantly.

Limited operating history

Our limited operating history makes it difficult for potential investors to evaluate our business or prospective operations. As an early stage company, we are subject to all the risks inherent in the initial organization, financing, expenditures, complications and delays inherent in a new business. Investors should evaluate an investment in us in light of the uncertainties encountered by developing companies in a competitive and evolving environment. Our business is dependent upon the implementation of our business plan. We may not be successful in implementing such plan and cannot guarantee that, if implemented, we will ultimately be able to attain profitability.

Additional financing

We will need additional capital in the future to continue to execute our business plan. Therefore, we will be dependent upon additional capital in the form of either debt or equity to continue our operations. At the present time, we do not have arrangements to raise additional capital, and we will need to identify potential investors and negotiate appropriate arrangements with them. We may not be able to arrange enough investment within the time the investment is required or that if it is arranged, that it will be on favorable terms. If we cannot obtain the needed capital, we may not be able to become profitable and may have to curtail or cease our operations.

The Real Brokerage Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 and 2019 (In thousands of U.S. dollars and in thousands per unit amounts)

Risks and uncertainties (cont’d)

Success of the platform

Our business strategy is dependent on our ability to develop platforms and features to attract new businesses and users, while retaining existing ones. Staffing changes, changes in user behavior or development of competing platforms may cause users to switch to alternative platforms or decrease their use of our platform. There is no guarantee that agents will use these features and we may fail to generate revenue. Additionally, any of the following events may cause decreased use of our platform:

● Emergence of competing platforms and applications;

● Inability to convince potential agents to join our platform;

● Technical issues on certain platforms or in the cross-compatibility of multiple platforms;

● Securities breaches with respect to our data;

● A rise in safety or privacy concerns; and

● An increase in the level of spam or undesired content on the network.

Management team

We are highly dependent on our management team, specifically our Chief Executive Officer. If we lose key employees, our business may suffer. Furthermore, our future success will also depend in part on the continued service of our key management personnel and our ability to identify, hire, and retain additional personnel. We do not carry “key-man” life insurance on the lives of our executive officer, employees or advisors. We experience intense competition for qualified personnel and may be unable to attract and retain the personnel necessary for the development of our business. Because of this competition, our compensation costs may increase significantly.

Monetization of platform

There is no guarantee that our efforts to monetize the Real platform will be successful. Furthermore, our competitors may introduce more advanced technologies that deliver a greater value proposition to realtors in the future. All these factors individually or collectively may preclude us from effectively monetizing our business which would have a material adverse effect on our financial condition and results of operation.

Agents engagement

Our business model involves attracting real estate agents to our platform. There is no guarantee that growth strategies will bring new agents to our network. Changes in relationships with our partners, contractors and businesses we retain to grow our network may result in significant increases in the cost to acquire new agents. In addition, new agents may fail to engage with our network to the same extent current agents are engaging with our network resulting in decreased use of our network. Decreases in the size of our agents base and/or decreased engagement on our network may impair our ability to generate revenue.

Managing growth

Successful implementation of our business strategy requires us to manage our growth. Growth could place an increasing strain on our management and financial resources. To manage growth effectively, we need to continuously: (i) evaluate definitive business strategies, goals and objectives; (ii) maintain a system of management controls; and (iii) attract and retain qualified personnel, as well as, develop, train and manage management-level and other employees. If we fail to manage our growth effectively, our business, financial condition or operating results could be materially harmed.

The Real Brokerage Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 and 2019 (In thousands of U.S. dollars and in thousands per unit amounts)

Risks and uncertainties (cont’d)

Competition

We compete with both start-up and established technology companies and brokerages. Our competitors may have substantially greater financial, marketing and other resources than we do and may have been in business longer than we have or have greater name recognition and be better established in the technological or real estate markets than we are. If we are unable to compete successfully with other businesses in our existing market, we may not achieve our projected revenue and/or user targets which may have a material adverse effect on our financial condition.

Volatility

The market price of our common stock could fluctuate significantly in response to various factors and events, including, but not limited to: our ability to execute our business plan; operating results below expectations; announcements regarding regulatory developments with respect to the real estate industry; our issuance of additional securities, including debt or equity or a combination thereof, necessary to fund our operating expenses; announcements of technological innovations or new products by us or our competitors; and period-to-period fluctuations in our financial results. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

Loss of investment

An investment in our securities is speculative and involves a high degree of risk. Potential investors should be aware that the value of an investment in the Company may go down as well as up. In addition, there can be no certainty that the market value of an investment in the Company will fully reflect its underlying value. Investors could lose their entire investment. Because we can issue additional shares of common stock, purchasers of our common stock may incur immediate dilution and experience further dilution.

As of the date of this MD&A, we are authorized to issue up to unlimited common shares of which 144,432 shares are issued and outstanding. Our Board of Directors has the authority to cause us to issue additional shares of common stock without consent of any of stockholders. In addition, we are authorized to issue up to 66,000 shares of preferred stock of which nil shares of preferred stock are issued and outstanding as of the date of this MD&A. Consequently, our stockholders may experience further dilution in their ownership of our stock in the future, which could have an adverse effect on the trading market for our common stock.

Furthermore, our Certificate of Incorporation gives our Board the right to create one or more new series of preferred stock. As a result, our Board may, without stockholder approval, issue preferred stock with voting, dividend, conversion, liquidation or other rights that could adversely affect the voting power and equity interests of the holders of our common stock. Preferred stock, which could be issued with the right to more than one vote per share, could be used to discourage, delay or prevent a change of control of our Company, which could materially adversely affect the price of our common stock.

An investment in our securities is speculative and involves a high degree of risk. Potential investors should be aware that the value of an investment in the Company may go down as well as up. In addition, there can be no certainty that the market value of an investment in the Company will fully reflect its underlying value. Investors could lose their entire investment.

The Real Brokerage Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 and 2019 (In thousands of U.S. dollars and in thousands per unit amounts)

Risks and uncertainties (cont’d)

Cyber security threats

A cyber incident is an intentional or unintentional event that could threatens the integrity, confidentiality or availability of the Company’s information resources. These events include, but are not limited to, unauthorized access to information systems, a disruption to our information systems, or loss of confidential information. Real’s primary risks that could result directly from the occurrence of a cyber incident include operational interruption, damage to our public image and reputation, and/or potentially impact the relationships with our customers.

We have implemented processes, procedures and controls to mitigate these risks, including, but not limited to, firewalls and antivirus programs and training and awareness programs on the risks of cyber incidents. These procedures and controls do not guarantee that the financial results may not be negatively impacted by such an incident.

Subsequent events

Coronavirus (“COVID-19”)

Since December 31, 2019, the outbreak of the novel string of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused a material interruption to businesses, resulting in a global economic slowdown.

The global equity markets have experienced significant volatility and weakness, with the government and central bank reacting with significant monetary and fiscal interventions designed to stabilize the economic conditions. The duration and impact of COVID-19 is unknown, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of those developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

Private placement

On August 12, 2020, Real closed a non-brokered private placement of 1,900 common shares at a price of $0.35 per common share for aggregate gross proceeds of $665 CAD less customary expenses. The Company intends to use the proceeds for sales, marketing, and general working capital purposes. All common shares issued in the non-brokered private placement will be subject to a four-month hold period and a six-month contractual lock-up. The non-brokered private placement is subject to final acceptance by the TSX-V.

Additional information

These documents, as well as additional information regarding Real, have been filed electronically on Real’s website at www.joinreal.com. Additional information, including the directors’ and officers’ remuneration and indebtedness, principal holders of Real’s securities, common share issuances, options to purchase the Company’s securities authorized for issuance under the equity compensation plans, as of June 30, 2020, will be contained in Real’s Management Information Circular to be furnished in connection with the annual meeting of the shareholders to be held on August 20, 2020.